Exhibit 99.2

Press Release

059/12-13
20 February 2013

Enquiries:

Philip Townsend	+44 (0) 161 868 8148
Manchester United Ltd

Investor Relations:
Brendon Frey/ Rachel Schacter	+1 203 682 8200
ICR	ir@manutd.co.uk

Ed Woodward assumes responsibilities at Manchester United

•                  Executive Vice Chairman takes on duties vacated by David Gill

•                  Richard Arnold appointed Group Managing Director, consolidating business operations under him

•                  Michael Bolingbroke, Chief Operating Officer, to be appointed to the main board and to take on further responsibilities including Chairman of the MU Foundation

(NYSE:MANU) Ed Woodward, Manchester United’s Executive Vice Chairman, is to assume the responsibilities that David Gill will relinquish on 30 June.  From 1 July, Ed will have overall responsibility for the Club including, in conjunction with Sir Alex Ferguson, facilitating transfer activity.

In a revised management structure from 1 July, Ed has appointed Richard Arnold, the Club’s current Commercial Director, as its new Group Managing Director, overseeing all commercial and operational aspects of the Club.

Michael Bolingbroke, COO, will report into Richard and consolidate the Club’s operations under him. His new position will see him take responsibility for the Club’s local, national and global CSR projects.

Ed joined the Club in 2005. He initially focused on developing the overall growth strategy of the Club and in 2007 he assumed direct responsibility for the commercial and media operations. Hiring Richard, together they developed and implemented a new commercial strategy, including the execution of an innovative sponsorship approach.

Ed is a director of Manchester United Football Club, Manchester United plc, Manchester United Merchandising Ltd and MUTV. He also sits on the Marketing

Committee of the European Club Association.

His job title will remain Executive Vice Chairman.

Richard joined United in 2007 and is currently responsible for the management and growth of the Club’s sponsorship, retail, merchandising, apparel and product licensing, and its new media and mobile business. He was nominated for SportBusiness International’s Sports innovator of the year list in 2011. He is a director of Manchester United Football Club, Manchester United plc, Manchester United Merchandising Limited, MUTV and the MU Foundation.

Michael joined the Club as its first ever Chief Operating Officer in 2007 and is responsible for finance, ticketing, hospitality, matchday and non-matchday operations, club secretarial functions, property management and corporate services.  He is a board member of Manchester United Football Club, MUTV and a Trustee of the Club’s pension fund.

Joel Glazer said:

“I am delighted that Ed has agreed to take on this new role at the Club. He has devoted the last seven years of his professional life to Manchester United and truly understands the Club’s culture and what makes this Club so treasured.

Ed Woodward said:

“This appointment is a great honour. Manchester United is a glorious football club. We have wonderfully loyal fans, a deeply rich history and tradition but also aren’t afraid to lead and to innovate. When allied to the dedication and loyalty of our staff, the talent of our players and the incomparable skills of our manager, it has been a very successful combination, which we are all committed to maintain.

“I am particularly humbled to have the chance to work alongside the greatest manager in the history of the game. Alex’s experience and track record are incomparable and I look forward to having the opportunity to support him in shaping his squad in the future and maintaining the Club’s position at the pinnacle of the sport.

“I’d like to thank David for his help and guidance over recent years, which has helped to develop and hone my experience at the highest level of club football.

“I am delighted that Richard has accepted the offer of becoming Group Managing Director. His work as Commercial Director has redefined the way the industry looks at sponsorship and partner servicing and I know he will continue to bring the same enthusiasm and skills to his new role.

“Michael has done great work at the Club in the last six years and has transformed the customer service ethos and operations at Old Trafford.  In addition, he has been responsible for managing the work to upgrade our state-of-the-art training facilities at Carrington to an exceptionally high standard.

“Richard, Michael and I have worked closely together for more than five years now and I’m delighted this core group will continue to help shape the future of the Club for years to come.”

Sir Alex Ferguson said:

“Ed is taking over from a CEO who has helped to lay the foundations of the present Manchester United.  I know David will welcome Ed’s appointment as I do.  He is a young man with the energy and drive to help keep United at the forefront of the game and to help us maintain our success on the field.  I’m looking forward to working with him and wish him all the best.”

Richard Arnold said:

“It is a great privilege to have been asked to serve as the Group Managing Director of the world’s greatest football club. Having worked as Commercial Director since 2007, I have seen the esteem in which it is held around the world and I am conscious that those who work here are the custodians of that reputation and have a responsibility to honour the past while preparing the Club for the challenges of the future.

“The great strength of Manchester United is its ability to combine continuity with a relentless desire to change and improve. I look forward to playing my part in continuing that tradition and keeping this great institution in the hearts and minds of our fans all around the world and at the top of world football.”

Michael Bolingbroke said:

“I have worked closely with the Foundation since its early days and have been involved in some of its activities and programmes.  It’s a great honour to have the opportunity to become its chairman and be able to help define its strategy and ensure that its ultimate goal — of using the power of Manchester United to help disadvantaged communities both here in Manchester and around the world — is achieved.

“I’ve worked with Ed and Richard on the senior management team for five years now and I’m looking forward to the new challenges.”

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.

Through our 135 year heritage we have won 60 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.